Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Income available to common stockholders	$6,704	$9,056	$330,571	$11,185

Weighted average shares outstanding	2,660,923	2,663,345	2,660,573	2,662,687

Basic earnings per share	$0.003	$0.003	$0.12	$0.004

Income for diluted earnings per share	$6,704	$9,056	$330,571	$11,185

Total weighted average common shares and equivalents outstanding for diluted computation	2,660,923	2,663,345	2,660,573	2,662,687

Diluted earnings per share	$0.003	$0.003	$0.12	$0.004